Exhibit 99.7

American Rebel Holdings to Present at the RHK 2022 Disruptive Growth Conference

Nashville, TN, Dec. 02, 2022 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) – America’s Patriotic Brand (the “Company”) today announced that it will present a corporate overview at the RHK 2022 Disruptive Growth Conference being held December 5-6, 2022, at the offices of Reed Smith in New York City.

CEO Andy Ross will present on Tuesday, December 6 at 10:20 a.m. ET. Investors who would like to access the live presentation may do by logging in here .

The event features panels from several Reed Smith attorneys, including Gerard Stegmaier, Brad Rostolsky, Gerry DiFiore, Mark Goldstein, Tad Bromley, Lisa Chiarini, Robert Riddle, and Walter Egbert. In addition to the panels, the conference will also showcase exciting and innovative growth-oriented companies that are poised to disrupt a wide array of sectors, including health care, technology, electric vehicles and biotech. Senior members of these selected companies are offering insights into their daily operations, as well as roadmaps for accelerated growth, to an audience of seasoned investors. Investors interested in attending should register at this link:
https://www.meetmax.com/sched/event_87553/investor_reg_new.html?attendee_role_id=INVESTOR

About American Rebel Holdings, Inc.

American Rebel operates primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products. The Company also designs and produces branded apparel and accessories. To learn more, visit www.americanrebel.com . For investor information, visit www.americanrebel.com/investor-relations .

SOURCE : American Rebel Holdings, Inc.

Company Contact:

info@americanrebel.com

Investor Relations:

John McNamara
TraDigital IR
917-658-2605
john@tradigitalir.com